Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                April 20, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9327
                  Forster Financial Freedom Portfolio Series
                                 (the "Trust")
                     CIK No. 1844189  File No. 333-254326
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
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      1. PLEASE CLARIFY THE RELATIONSHIP BETWEEN FORSTER FINANCIAL ("FORSTER")
AND FIRST TRUST, THE SPONSOR OF THE TRUST, AND THE BASIS FOR USING FORSTER'S NAME IN THE TRUST, AND FURTHER CLARIFY IF THE TRUST IS ONLY OFFERED TO CLIENTS OF FORSTER.

      Response: Please note that Forster is a broker/dealer that sells investment products, including UITs, to its customers. It is intended that Forster will exclusively sell Units of the Trust to its customers. Forster will not be compensated for the use of its name by the Trust.

Portfolio
---------

      2. PLEASE ADD DISCLOSURE MAKING CLEAR THAT THE FUNDS ALSO INVEST IN MUNICIPAL BONDS THAT ARE SUBJECT TO THE ALTERNATIVE MINIMUM TAX AND MUNICIPAL BONDS THAT ARE NOT TAX-EXEMPT. FURTHER, TO THE EXTENT THAT DISTRIBUTIONS FROM THE TRUST ARE ATTRIBUTABLE TO INCOME FROM DIVIDEND-PAYING SECURITIES AND MUNICIPAL SECURITIES WHICH ARE NOT TAX-EXEMPT, PLEASE ADD DISCLOSURE STATING THAT THOSE DISTRIBUTIONS WILL BE TAXABLE.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "It is important to note that certain of the Trust's investments in municipal securities may be subject to the alternative minimum tax. In addition, distributions from the Trust's non-municipal investments and municipal investments which are not tax-exempt, if any, will be subject to federal income taxes."

      3. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust's prospectus.

      4. THE DISCLOSURE PROVIDES THAT "OUR SELECTION PROCESS ATTEMPTS TO FIND THE COMMON STOCKS WITH THE BEST PROSPECTS FOR CURRENT MONTHLY INCOME AND CAPITAL APPRECIATION BY IDENTIFYING THOSE THAT MEET OUR INVESTMENT OBJECTIVES, TRADE AT ATTRACTIVE VALUATIONS, AND, IN OUR OPINION, ARE LIKELY TO EXCEED MARKET EXPECTATIONS OF FUTURE CASH FLOWS."

PLEASE PROVIDE ADDITIONAL DETAILS REGARDING THE CRITERIA USED BY THE SPONSOR TO SELECT THE COMMON STOCKS FOR THE TRUST'S PORTFOLIO.

      Response: In accordance with the Staff's comment, the above referenced disclosure will be replaced with the following:

      "The Sponsor created an initial universe of Common Stocks by selecting stocks that trade on a U.S. stock exchange either directly or through an ADR (American Depositary Receipt), have a market capitalization of greater than $5 billion and have adequate liquidity for investment.

      The Sponsor's selection process begins by examining the historical financial results of the Common Stocks from the initial universe. The stocks are then evaluated using fundamental factors such as dividend growth rate, dividend payout ratio, sales growth, earnings growth and cash flow growth; valuation factors such as dividend yield, price/earnings, price/cash flow, price/sales and price/book; and technical factors such as price momentum and earnings surprises. The companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not.

      The final portfolio is then selected by a team of equity analysts who evaluate the Common Stocks' relative valuation and other qualitative factors such as competitive advantages, new products and quality of management.

      Our selection process attempts to find the Common Stocks with the best prospects for capital appreciation by identifying those that meet our investment objectives, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.

      The Common Stock portion of the portfolio is comprised of approximately equally-weighted, sector-diverse equity income stocks."

      5. THE DISCLOSURE PROVIDES THAT "THE CLOSED-END FUNDS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE CLOSED-END FUND, THE CURRENT DIVIDEND YIELD OF THE CLOSED-END FUND, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE CLOSED-END FUND, AND THE EXPENSE RATIO OF THE CLOSED-END FUND, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE CLOSED-END FUNDS."

PLEASE PROVIDE ADDITIONAL DETAILS REGARDING THE FACTORS USED BY THE SPONSOR TO SELECT THE CLOSED-END FUNDS FOR THE TRUST'S PORTFOLIO.

      Response: In accordance with the Staff's comment, the above referenced disclosure will be replaced with the following:

      "The Closed-End Funds  are  selected  based  on  a  number  of  factors,
      including,  but   not  limited  to,   the  Fund's  size   and  liquidity
      (prioritizing those with higher average daily trading volumes), the premium or discount of the Fund (both relative to the Fund's history and to its peer funds), the current dividend yield of the Fund (prioritizing
      higher  yielding  funds),   and   the  quality  and  character  of   the
      fixed-income securities held by the Fund (mostly focusing on credit quality, maturity, and duration). All other factors being equal, the Sponsor will select the Closed-End Funds with lower expense ratios, while attempting to limit the overlap of the securities held by the Closed-End Funds."

      6. IF ANY OF THE CLOSED-END FUNDS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH CLOSED-END FUNDS.

      Response: The Trust does not anticipate holding Closed-End Funds that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any Closed-End Funds advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon